Mail Stop 3720


                                                               July 25, 2018

CERTIFIED MAIL
RETURN RECEIPT REQUESTED


Tony Ramos
President
Southern Tier Region Rural Broadband Company, Inc.
2426 L'Enfant Square SE, 7th Floor
Washington, D.C. 20020

       Re:     Southern Tier Region Rural Broadband Company, Inc.
               Offering Statement on Form 1-A
               Filed June 23, 2015
               File No. 024-10456

Dear Mr. Ramos:

       It has been more than nine months since you amended this offering statement and it is now out of date. Within 30 days from the date of this letter, you should either:

       amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

       file a request for withdrawal.

        If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

        If you do not amend the offering statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 259 of the Act.
 Tony Ramos
Southern Tier Region Rural Broadband Company, Inc.
July 25, 2018
Page 2

       Please contact Courtney Lindsay at 202-551-7237 with any questions.


                                                          Sincerely,

                                                          /s/ Kathleen Krebs,
for

                                                          Larry Spirgel
                                                          Assistant Director
                                                          AD Office 11
Telecommunications